UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 3)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last paragraph under the subsection entitled “Legal Proceedings” in its entirety and replacing it with the following paragraphs:

“On April 14, 2015, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Paul Gordon v. Christopher R. Gardner, et al. (the “Gordon Action”). The Gordon Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and contains allegations similar to those set forth in the Lawsuits.

Also on April 14, 2015, the Court of Chancery of the State of Delaware granted an Order of Consolidation and Appointment of Co-Lead Counsel consolidating the Lawsuits, and any future-filed actions relating to the subject matter of the case, under the caption In re Vitesse Semiconductor Corporation Stockholders Litigation, Consolidated Case Number 10828-VCP (the “Delaware Action”), and designating the complaint filed in the Durbin Action as the operative complaint in the Delaware Action until a consolidated amended complaint is filed.

The Company and the members of its Board of Directors believe that the claims asserted in the Delaware Action are without merit and intend to defend their position. However, a negative outcome in the Delaware Action could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although the Company has directors and officers liability insurance, the Company anticipates that it will incur significant expense within its self-insured retention under that insurance. The Company is not currently able to predict the outcome of the Delaware Action with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer